UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the nine months ended September 30, 2008.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

For Immediate Release
SQM REPORTS EARNINGS FOR THE FIRST NINE MONTHS OF 2008

Highlights

•	SQM reported earnings growth of 181% for the first nine months of 2008, with net income for the period rising to US$381.1 million.
•	Earnings per ADR for the first nine months of 2008 totaled US$1.45, compared to US$0.51 for the same period of 2007.
•	Third-quarter net income exceeded both full-year 2007 and first-half 2008 net income.

Santiago, Chile, October 28, 2008.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first nine months of 2008 of US$381.1 million (US$1.45 per ADR), an increase of 181% with respect to the same period of 2007, when earnings totaled US$135.4 million (US$0.51 per ADR (1)). Operating income reached US$481.4 million (35.0% of revenues), 141% higher than the US$199.4 million (22.6% of revenues) recorded during the first nine months of 2007. Revenues for the first nine months of 2008 totaled US$1,376.2 million, representing growth of 56% over the US$881.3 million reported in the same period of 2007.

The Company also announced year-over-year earnings growth of 359% for the third quarter of 2008, reporting quarterly net income of US$190.6 million (US$0.72 per ADR) compared to the 2007 figure of US$41.5 million (US$0.16 per ADR). Operating income for the third quarter reached US$239.1 million, 256% higher than the US$67.2 million recorded for the same period of 2007. Revenues totaled US$589.1 million, an increase of approximately 83% with respect to the third quarter of 2007, when revenues amounted to US$322.5 million.

SQM’s Chief Executive Officer, Patricio Contesse, stated, “We are pleased to announce that SQM has once again achieved record earnings, with net income for the third quarter alone exceeding not only net income for the first six months of this year but also net income for the full-year 2007. These results are due in large part to higher prices for our potassium-based fertilizers. In addition, during 2008 we observed positive developments in both the iodine and lithium markets that allowed us not only to report higher results than we initially projected for these two businesses, but also to improve our outlook for both of these markets. In particular, we recently announced a 25% price increase for iodine, reflecting changes in the equilibrium between supply, which has become tighter than expected, and demand, which has grown faster than expected.”

Mr. Contesse continued, “While current world economic conditions have generated uncertainty about the coming months, we are confident in the fundamentals underlying our key markets, where we expect to see growing demand and tight supply conditions.”

Segment Analysis

Specialty Plant Nutrition

Specialty plant nutrition revenues for the first nine months of 2008 totaled US$787.5 million, 80.2% higher than the US$437.1 million recorded for the same period in 2007.

Third quarter 2008 revenues reached US$341.1 million, an increase of 110.5% over the US$162.0 million recorded in 2007.

The strong growth we reported in revenues from sales of specialty plant nutrients was the result of favorable pricing conditions, as global prices for potassium-based fertilizers continued to benefit our products, such as potassium nitrate, potassium sulfate and other specialty blends. While the sales volume trend observed in the first six months of this year remained the same in the third quarter, year-to-date average prices across all of our products showed strong growth compared to the previous year.

World potassium supply is tight, and given the high investment and long lead-times required to add new capacity, we expect this tightness to continue for several years to come. Likewise, demand for potassium in the past few years has been growing consistently as dietary preferences shift towards greater consumption of protein and higher-quality fruits and vegetables, where potassium-based fertilizers play a particularly important role.

As we have indicated in our previous earnings releases, we expect specialty plant nutrition sales volumes for the full-year 2008 to be lower than they were in 2007, primarily because last year’s sales exceeded production levels. In the short term, we believe some customers may choose to delay part of their fertilizer purchases, given that farmers have been affected by the tight credit conditions that have been generated by uncertainty in the financial markets. However, any delays should be temporary, as demand for our specialty plant nutrients continues to be robust. A significant portion of our SPN customers are farmers who need to attain export-quality standards for their fruits and vegetables and farmers that use modern agricultural techniques and therefore need to achieve high crop yields.

Specialty Plant Nutrition gross margin (2) for the first nine months of 2008 accounted for approximately 54% of SQM’s consolidated gross margin.

Iodine and Iodine Derivatives

Revenues from sales of iodine and iodine derivatives during the first nine months of 2008 totaled US$192.2 million, a 19.0% increase with respect to the US$161.5 million reported for the first nine months of 2007.

Iodine and iodine derivatives revenues for the third quarter of 2008 amounted to US$66.5 million, 26.7% higher than the US$52.5 million recorded the previous year.

The higher revenues for both the quarter and the year-to-date have been the result of growth in sales volumes. In general, demand for iodine and its derivatives has continued strong, growing more in 2008 than we originally anticipated. Volume growth was particularly strong during the third quarter, suggesting a very positive trend for the future.

Approximately 60% of the end markets for iodine and iodine derivatives are related to human and animal health and nutrition. As such, going forward we believe that while a slowdown in world economic growth may negatively impact demand for iodine in certain applications, overall iodine demand growth has always been positive, even during periods of global recession. For 2008, we estimate that total demand growth will be in the range of 5-6% with respect to 2007, fueled by X-ray contrast media and LCD polarizing film applications, as well as the new application for iodine derivatives within the field of agrochemicals.

On the supply side the iodine market is tighter than we initially anticipated. We believe the tight supply scenario will continue, even though SQM is increasing its iodine production capacity by 25% by the year 2012. The current tightness in supply, together with healthy demand, has reduced the availability of iodine in the market. In response to this new supply and demand scenario, we recently announced that iodine prices will increase by 25% effective October 1, 2008. The price increase should affect SQM’s results beginning in January 2009.

Gross margin for the Iodine and Iodine Derivatives segment accounted for approximately 12% of SQM’s consolidated gross margin in the first nine months of 2008.

Lithium and Lithium Derivatives

Revenues for the Lithium and Lithium Derivatives segment totaled US$137.7 million during the first nine months of 2008, similar to the US$137.1 million recorded for the first nine months of 2007.

Third-quarter 2008 lithium revenues increased 14.2% with respect to the third quarter of 2007, amounting to US$49.8 million, compared to US$43.6 million in 2007.

The growth in lithium revenues during the third quarter was the result of a significant increase in sales volumes compared to the year-ago quarter, which allowed us to recover sales from the first half of this year. We expect this trend to continue for the remainder of the year, such that full-year 2008 sales volumes should be similar to or slightly higher than 2007 volumes. In terms of market dynamics, we have seen a shift in sales volumes from Europe-North America to the Asian markets, with lithium-ion batteries being the most important factor in this shift.

Our initial view for 2008 was that SQM’s lithium volumes would be lower with respect to 2007, as other suppliers in China were expected to ramp up their production levels. We now see a more favorable outlook for this market, as recent reports suggest that the increases in production will not be as significant as these producers had originally announced.

During the third quarter, we completed the expansion of our lithium carbonate facility, and we now have production capacity of approximately 40,000 metric tons per year. This new capacity will give us the flexibility to meet the growing demand for lithium, particularly in the face of lower-than-expected production levels from other lithium producers.

Gross margin for the Lithium and Lithium Derivatives segment accounted for approximately 14% of SQM’s consolidated gross margin in the first nine months of 2008.

Potassium Chloride

Potassium chloride revenues for the first nine months of 2008 totaled US$91.3 million, a 150.3% increase with respect to the first nine months of 2007, when revenues amounted to US$36.5 million.

Potassium chloride revenues grew 217.2% in the third quarter, reaching US$51.8 million, compared to US$16.3 million for the same period of 2007.

Year-to-date potassium chloride revenues have more than doubled as a result of the favorable pricing conditions that have been prevailing in the global potassium industry. During the third quarter we continued to observe an upward trend in prices, and while there has been some weakness in prices for nitrogen- and phosphate-based fertilizers, we believe potassium prices will remain strong. In addition, the financial crisis may delay or even put an end to the capacity expansion projects that have been announced by certain producers, which would make it difficult for supply to match demand in the coming years.

Going forward, these supply restrictions at the global level should enable SQM to grow in sales volumes. As part of our capex plan, we are increasing production capacity for potassium chloride, and we therefore expect to record a significant increase in sales volumes in 2009, to more than double the projected volumes for 2008. We expect full-year 2008 sales volumes to be similar to 2007 levels.

Gross margin for potassium chloride accounted for approximately 13% of SQM’s consolidated gross margin in the first nine months of 2008.

Industrial Chemicals

Industrial chemicals revenues for the first nine months of 2008 reached US$88.0 million, 55.3% higher than the US$56.7 million recorded for the same period of the previous year.

Revenues for the third quarter totaled US$35.9 million, an increase of 103.9% with respect to the third-quarter 2007 figure of US$17.6 million.

Revenue growth in the Industrial Chemicals division was driven primarily by favorable pricing conditions. We continue to see growing demand for industrial-grade sodium nitrate to be used in solar energy plants, and we expect this trend to continue in the future, as we have already settled a number of contracts for 2009 and new projects are currently being developed.

Gross margin for the Industrial Chemicals segment accounted for approximately 5% of SQM’s consolidated gross margin in the first nine months of 2008.

Other Commodity Fertilizers

Revenues from sales of other commodity fertilizers increased to US$79.5 million for the first nine months of 2008, from US$52.5 million for the same period of 2007, and revenues for the third quarter increased from US$30.4 million in 2007 to US$44.0 million in 2008. Higher worldwide fertilizer prices in 2008 as compared to the same period in 2007 explained the revenue growth.

Selling and Administrative Expenses

Selling and administrative expenses totaled US$64.0 million (4.7% of revenues) for the first nine months of 2008, compared to the US$49.9 million (5.7% of revenues) recorded during the same period of 2007.

Operating Costs

Operating costs for the first nine months of 2008 totaled US$830.8 million, compared to the US$632.0 million of the same period of the previous year. The higher costs this year have resulted mainly from energy, raw materials, and peso-denominated expenses.

Non-operating Income

The Company recorded a non-operating loss of US$11.8 million for the first nine months of 2008, which is lower than the US$23.4 million loss recorded for the same period of 2007. The improvement in non-operating results was partly explained by income from investments in related companies, which increased approximately US$10.0 million with respect to the first nine months of 2007. This effect was partly offset by losses related to foreign currency translation.

Net financial expenses (3) for the period totaled US$(7.7) million during the first nine months of 2008, slightly lower than the US$(8.7) million recorded for the same period of 2007.

Notes:

(1)	Effective March 31, 2008, SQM modified its ratio of underlying series B shares to ADRs, from 10:1 to 1:1. Historical per ADR information has been adjusted for comparison purposes.

(2)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(3)	Net financial expenses correspond to total financial expenses net of financial income.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s world leadership in its three core businesses: Specialty Plant Nutrition, Iodine and Lithium.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.
•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, contact:	Patricio Vargas, 56-2-4252485 / patricio.vargas@sqm.com
Carolyn McKenzie, 56-2-4252074 / carolyn.mckenzie@sqm.com
Carolina Rojas, 56-2-4252250 / carolina.rojas@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement

			For the 9-month period
	For the 3rd Quarter		ended September 30
(US$ Millions)	2008	2007	2008	2007

Revenues	589.1	322.5	1,376.2	881.3

Specialty Fertilizers	341.1	162.0	787.5	437.1
Potassium Nitrate and Blended Fertilizers(1)	281.0	146.3	669.2	388.8
Potassium Sulfate	60.1	15.7	118.3	48.3
Iodine and Iodine Derivatives	66.5	52.5	192.2	161.5
Lithium and Lithium Derivatives	49.8	43.6	137.7	137.1
Potassium Chloride	51.8	16.3	91.3	36.5
Industrial Chemicals	35.9	17.6	88.0	56.7
Industrial Nitrates	33.0	16.3	83.3	52.4
Boric Acid	2.9	1.3	4.6	4.2
Other Income	44.0	30.4	79.5	52.5

Cost of Goods Sold	(295.2)	(212.7)	(747.3)	(560.2)
Depreciation	(32.8)	(24.8)	(83.5)	(71.8)

Gross Margin	261.2	85.0	545.4	249.3

Selling and Administrative Expenses	(22.1)	(17.9)	(64.0)	(49.9)

Operating Income	239.1	67.2	481.4	199.4

Non-Operating Income	(10.5)	(10.3)	(11.8)	(23.4)
Financial Income	1.2	1.9	6.7	6.5
Financial Expenses	(4.0)	(5.2)	(14.4)	(15.2)
Others	(7.7)	(7.0)	(4.1)	(14.7)

Income Before Taxes	228.5	56.9	469.5	176.0
Income Tax	(37.9)	(14.2)	(81.0)	(38.3)
Other Items	(0.0)	(1.2)	(7.5)	(2.3)

Net Income	190.6	41.5	381.1	135.4
Net Income per ADR (US$)	0.72	0.16	1.45	0.51

(1) Includes Yara Specialty Fertilizers and Other Specialty Fertilizers

Balance Sheet

	As of September 30
(US$ Millions)	2008	2007

Current Assets	1,290.4	904.2
Cash and cash equivalents (1)	156.8	113.8
Accounts receivable (2)	454.5	337.2
Inventories	562.5	385.9
Others	116.5	67.3

Fixed Assets	1,045.7	967.7

Other Assets	109.0	99.9
Investments in related companies (3)	68.1	54.9
Others	40.9	45.0

Total Assets	2,445.1	1,971.9

Current Liabilities	380.4	236.8
Short-term interest-bearing debt	36.2	16.0
Others	344.2	220.8

Long-Term Liabilities	567.2	557.6
Long-term interest-bearing debt	479.9	484.1
Others	87.2	73.5

Minority Interest	51.4	42.5

Shareholders' Equity	1,446.1	1,135.0

Total Liabilities	2,445.1	1,971.9

Current Ratio (4)	3.4	3.8
Net Debt / Total Capitalization (5)	19.4%	24.7%

(1)	Cash + time deposits + marketable securities
(2)	Accounts receivable + accounts receivable from related co.
(3)	Investments in related companies net of goodwill and neg. goodwill
(4)	Current assets / current liabilities
(5)	Net interest-bearing debt/ (Net interest-bearing debt + equity+ minority int.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: October 29, 2008